

June 23, 2010

Paul L. Berns
President and Chief Executive Officer
Allos Therapeutics, Inc.
11080 CirclePoint Road, Suite 200
Westminster, CO 80020

> **Re:** **Allos Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A**
> **Filed April 30, 2010**
> **File No. 000-29815**

Dear Mr. Berns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Manufacturing, page 13

1. We note your disclosure on page 13 that you have arrangements with one third-party manufacturer to produce FOLOTYN bulk drug substance and two third-party manufacturers to produce FOLOTYN formulated drug product. We further note your disclosure on page 34 that you are dependent upon these third parties to fulfill your manufacturing needs of FOLOTYN. It does not appear that you have filed any agreements with these third-party manufacturers as exhibits to your Form 10-K. Please file these agreements as exhibits, or provide us with a legal analysis as to why you are not required to file them as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Schedule 14A

Executive Compensation

2009 and 2010 Executive Compensation Determinations, page 46

Paul L. Berns—President and Chief Executive Officer, page 46

2. We note your disclosure that Mr. Berns received a cash bonus award in 2009 based upon certain corporate achievements that you describe on page 46. You state on page 42 that Mr. Berns's cash bonus is tied entirely to the achievement of corporate objectives, which are established by the Compensation Committee at the beginning of each year. Your Compensation Discussion and Analysis does not disclose the pre-determined corporate objectives used to determine Mr. Berns's annual cash bonus award. Please amend your disclosure to provide the following:

   - The corporate performance objectives; and
   - A discussion of how the level of achievement of each objective affected the actual awards to be paid.

   To the extent that the objectives are quantitative, the discussion in your proxy statement should also be quantitative. Please also disclose the level of achievement of these objectives.

Bruce K. Bennett—Vice President, Pharmaceutical Operations, page 47
James V. Caruso—Executive Vice President, Chief Commercial Officer, page 48
David C. Clark—Vice President, Finance, Treasurer and Assistant Secretary, page 48
Marc H. Graboyes—Senior Vice President, General Counsel and Secretary, page 49

3. We note your disclosure that the above named executive officers received a cash bonus award, based, in part, on the Compensation Committee's determination that they had performed at the following percentages of target based on the Company's performance against corporate objectives:

   - Mr. Bennett received a payout of 114% of target based on the Company's performance against corporate objectives;
   - Mr. Caruso received a payout of 113% of target based on the Company's performance against corporate objectives;
   - Mr. Clark received a payout of 112% of target based on the Company's performance against corporate objectives; and
   - Mr. Graboyes received a payout of 112% of target based on the Company's performance against corporate objectives.

Please revise your disclosure to discuss how the level of achievement of each corporate objective affected the actual award to be paid to each named executive officer.

4. We further note your disclosure that the above named executive officers received a cash bonus award, based, in part, on the Compensation Committee's determination that they had performed at the following percentages of target with respect to their individual objectives:

- Mr. Bennett received a payout of 115% of target with respect to his individual objectives;
- Mr. Caruso received a payout of 112% of target with respect to his individual objectives;
- Mr. Clark received a payout of 109% of target with respect to his individual objectives; and
- Mr. Graboyes received a payout of 110% of target with respect to his individual objectives.

Please revise your disclosure to discuss how the level of achievement of each individual objective affected the actual award to be paid to Mr. Bennett.

Compensation Risk Assessment, page 50

5. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director